Exhibit 21.1

Subsidiaries

of

CNX Coal Resources LP

Subsidiary(1)	State of Formation
CNX Operating LLC	Delaware
CNX Thermal Holdings LLC	Delaware

(1)    At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement with CONSOL Energy Inc. pursuant to which CONSOL Energy Inc. will contribute to us all of the limited liability company interests in CNX Operating LLC. CNX Thermal Holdings LLC is a wholly owned subsidiary of CNX Operating LLC.